Exhibit 99.1

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Contents

Auditors’ Report	2

Comments by Auditors for U.S. Readers on Canadian-US Reporting Differences	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Deficit	5

Statements of Cash Flows	6

Summary of Significant Accounting Policies	7 – 11

Notes to the Financial Statements	12 – 31

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors’ Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

On March 22, 2007, we reported separately to the Shareholders of Cusac Gold Mines Ltd. on financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, excluding Note 16, Differences Between Canadian and United States Generally Accepted Accounting Principles, included in the accompanying financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 22, 2007, except for Note 16 which is as of July 11, 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation, 2004 flow through shares and 2004 asset retirement obligations described in the Summary of Significant Accounting Policies, have a material effect on the consolidated financial statements.   Our report to the shareholders dated March 22, 2007, except for Note 16 which is as of July 11, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 22, 2007, except for Note 16 which is as of July 11, 2007

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2006	2005
Assets

Current
Cash	$ 121,072	$ 1,010
Receivables	222,127	24,178
Prepaid expenses and deposit	35,423	6,781
Advances (Note 10 (d))	167,670	-
Mine supplies inventory	140,163	-
Flow-through share proceeds (Note 9)	660,000	507,119
	1,346,455	539,088

Deferred financing fees (Note 12)	66,553	-
Long-term investments and advances (Note 2)	203,241	228,896
Property, plant and equipment (Note 3)	788,864	67,508
Resource properties (Note 4)	2,211,569	2,211,569

	$ 4,616,682	$ 3,047,061

Liabilities and Shareholders' Equity

Liabilities

Current
Bank indebtedness (Note 5)	$ -	$ 290,556
Accounts payable and accrued liabilities	940,275	549,539
Loans from related parties (Note 6)	12,605	19,361
Current portion of capital lease obligation (Note 11)	29,205	-
Convertible debentures (Note 12)	1,937,456	-
Subscription payable (Note 7)	20,000	-
	2,939,541	859,456

Capital lease obligation (Note 11)	19,480	-
Asset retirement obligations (Note 13)	638,002	609,324
	3,597,023	1,468,780
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
68,926,436 (2005 – 51,296,133) common shares	23,872,120	21,005,419
Convertible debentures (Note 12)	1,495,212	-
Contributed surplus (Note 8)	1,469,560	1,101,292
Deficit	(25,817,233)	(20,528,430)
	1,019,659	1,578,281

	$ 4,616,682	$ 3,047,061

Approved by the Board:

          /s/ Guildford H. Brett                Director              /s/ David H. Brett                 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Expenses
Mine operations and maintenance	$ 2,503,108	$ -	$ -
Administration including stock based compensation of
$249,580 (2005 - $103,100; 2004 - $7,900)	1,317,460	662,056	661,147
Amortization of property, plant and equipment	313,057	24,893	42,251
Resource property exploration	1,435,969	949,945	1,120,152

Loss from operations	(5,569,594)	(1,636,894)	(1,823,550)

Other income (expenses)
Amortization of deferred financing fees (Note 12)	(55,376)	-	-
Accretion of convertible debenture discount	(485,551)	-	-
Interest on convertible debenture	(196,623)	-	-
Loss on sale of investments	-	(20,000)	-
Gain (loss) on equipment disposal	(4,011)	2,180	-
Interest income	57,352	8,594	10,167
Recovery of advances written off	35,000	-	-
Investments & advances write-down (Note 2)	-	(21,754)	(135,310)

	(649,209)	(30,980)	(125,143)

Loss before income taxes	(6,218,803)	(1,667,874)	(1,948,693)

Future income tax recovery (Note 9)	930,000	105,567	256,464

Net loss for the year	(5,288,803)	(1,562,307)	(1,692,229)

Deficit, beginning of year	(20,528,430)	(18,966,123)	(17,273,894)

Deficit, end of year	$ (25,817,233)	$ (20,528,430)	$ (18,966,123)

Loss per share – basic and diluted	$ (0.09)	$ (0.03)	$ (0.04)

Weighted average shares outstanding	59,702,733	45,582,619	40,088,695

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Cash provided by (used in)
Operating activities
Net loss for the year	$(5,288,803)	$(1,562,307)	$ (1,692,229)
Items not involving cash
Acquisition of resource property interests for shares	-	8,700	-
Accretion of convertible debenture discount	485,551	-	-
Accretion expense (Note 13)	28,678	15,403	14,740
Asset retirement costs (Note 13)	-	251,633	-
Amortization of property, plant and equipment	313,057	24,893	42,251
Investment and advances (write-down)	-	21,754	135,310
Recovery of advances written off	(35,000)	-	-
Future income tax recovery	(930,000)	(105,567)	(256,464)
(Gain) Loss on equipment disposal	4,011	(2,180)	-
Loss on sale of investments	-	20,000	-
Stock-based compensation	249,580	103,100	7,900
Net change in
Receivables	(197,949)	(8,342)	(8,474)
Prepaid expenses and deposits	-	3,936	9,205
Accounts payable and accrued liabilities	(293,834)	(92,925)	122,272
	(5,664,709)	(1,321,902)	(1,625,489)
Financing activities
Proceeds from (repayment of) related party loans	(6,756)	7,436	11,925
Proceeds from flow-through shares, net	2,439,780	909,728	680,666
Share capital and subscriptions received, net	822,666	32,000	-
Proceeds received from exercise of stock options	190,935	42,000	5,000
Proceeds received from exercise of warrants	453,287	80,000	204,750
Subscription payable	20,000	-	-
Net proceeds on issue of convertible debentures	2,835,337	-	-
(Repayment of) increase in bank overdraft	(290,556)	(16,960)	305,288
	6,464,693	1,054,204	1,207,629
Investing activities
Net change in
Advances	(167,670)	-	-
Prepaid expenses and deposits	(28,642)	-	-
Mine supplies inventory	(140,163)	-	-
Accounts payable and accrued liabilities	684,570	-	-
Acquisition of property, plant and equipment	(900,791)	(18,054)	(18,409)
Proceeds on equipment disposal	-	6,130	-
Repayment from (advances to) affiliated companies	85,655	156,228	(45,401)
Investment in affiliated and other companies	(60,000)	(48,000)	-
Net proceeds on disposal of investments	-	30,000	-
Increase in restricted cash	(2,751,855)	(923,850)	(720,000)
Decrease in restricted cash	2,598,974	1,065,879	1,120,852
	(679,922)	268,333	337,042
Increase (decrease) in cash	120,062	635	(80,818)
Cash, beginning of year	1,010	375	81,193

Cash, end of year	$121,072	$1,010	$ 375
Supplementary information
Interest paid	$185,215	$42,351	$ 22,203
Income taxes paid	$-	$-	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Assets acquired through capital lease (Notes 3 and 11)	$55,104	$-	$ -
Acquisition of mineral property for shares (Note 4)	$-	$8,700	$ -
Stock-based compensation (Note 8)	$249,580	$103,100	$ 7,900
Asset retirement obligations (Note 13)	$-	$251,633	$ 342,288
Renouncement of future income tax recovery (Note 9)	$930,000	$105,567	$ 256,464

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2006 and 2005

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 16.  Details of significant accounting policies are as follows:

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, having only recently restarted operations, has not yet demonstrated profitability. The occurrence in prior periods of significant recurring losses, raises doubt about the validity of this going concern assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. Management’s plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2006 US $1 : CDN $1.1654 CDN $(1.1346) December 31, 2005 US $1 : CDN $1.1630 CDN $(1.2116) December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining-balance basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2006, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets

The Company periodically evaluates the future recoverability of its long-lived assets.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Future Income Taxes

Income taxes are accounted for by the liability method.  Under this method, income taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances

Long-term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management’s opinion, an other-than-temporary impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The items which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment, resource properties, asset retirement obligations, convertible debt, stock-based compensation and future income tax recovery on flow through shares.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2006, 2005 and 2004, potentially dilutive common shares (relating to options, warrants and convertible debt outstanding at year end) totaling 27,633,909 (2005 – 6,365,300; 2004 – 8,600,654) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, advances, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities, loans from related parties, capital lease obligation and convertible debenture.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Stock-based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

See Note 8 for details of assumptions used in the calculations.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders’ equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Asset Retirement Obligations

 Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”.  The discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Flow-through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets.  Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows.  The amount spent in 2006 on resource property exploration was $2,598,974 (2005 - $1,065,879; 2004 - $1,120,852).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

1.

Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2006, the Company’s principal asset, the Table Mountain Property, included a past producing gold mine previously in a care and maintenance mode, as well as various separate exploration areas.  The recoverability of amounts shown for resource properties is dependent upon the continued existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to continue exploration and/or producing gold at the Table Mountain Property as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2006		2005
	No. of Shares	Amount	No. of Shares	Amount

Investments
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2005 – 6%)	1,675,667	$203,080	1,275,667	$143,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 – 1%) and warrants	21,750	-	21,750	-

		203,080		143,080
Advances
Consolidated Pacific Bay Minerals Ltd.		161		85,816

		$203,241		$228,896

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company.  The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame’s declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

2.

Long-term Investments and Advances - Continued

very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company’s holdings to in excess of 10% of ClearFrame’s outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame’s board of directors, which the Company contemplated doing to protect its investment.  In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder’s meeting relating to the proposed consolidation of capital.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

On December 14, 2006, the Company acquired an additional 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $60,000 through excise of 400,000 common share purchase warrants at $0.15 per share.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Aggregate cost, net of write-downs	$ 203,080	$ 143,080

Aggregate market value	$ 703,780	$ 204,107

Gross unrealized gains	$ 500,700	$ 61,027

During 2006 and 2005, the Company wrote down the value of its long-term investments as follows:

	2006	2005
Investments
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)	$ -	$ 21,754

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company’s cost for over one year.  In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company’s ability to realize its costs for these securities.  During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period.  Upon revocation of the Cease Trade Order, ClearFrame’s shares will remain suspended until they meet TSX Venture Exchange requirements.  Management believes that the Company’s ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value.  As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2006 and 2005.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

3.

Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Automotive
equipment	$ 248,512	$ 186,569	$ 61,943	$ 169,806	$ 151,543	$ 18,263
Leasehold
improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and
buildings	593,823	523,121	70,702	515,265	515,265	-
Mine equipment	2,196,160	1,554,428	641,732	1,336,709	1,297,529	39,180
Office equipment	87,314	72,827	14,487	79,271	69,206	10,065
	$3,127,937	$2,339,073	$ 788,864	$2,103,179	$2,035,671	$ 67,508

Mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $16,531 of accumulated amortization for a net book value of $38,573  (Note 11).

4.

Resource Properties

	2006	2005
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167
	7,878,569	7,878,569
Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)
	$ 2,211,569	$ 2,211,569
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167
	7,878,569	7,878,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 48 (2005 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Deferred exploration and development costs of $7.1 million consists of investments made in the plant, infrastructure, and mine workings at Table Mountain in the mid 1990’s that were required to recommence

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

4.

Resource Properties – Continued

Table Mountain Mine - Continued

gold production at that time.  In more recent periods, the Company’s has expensed all exploration and development costs, and has not added to this balance since the 1997.   Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining.  Substantially all the Company’s exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.  On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006.  This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$264,444
December 31, 2006	150,000
June 30, 2007	150,000
December 31, 2008	140,556
Total	$705,000

5.

Bank Indebtedness

The Company has a $57,000 (2005 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (6% and 5.00% at December 31, 2006 and 2005, respectively) per annum which is collateralized by the Company’s cash and flow-through share proceeds.  The $57,000 letter of credit facility is collateral for the obligation for the unpaid mining taxes (Note 4).  As of December 31, 2006, the Company had approximately $350,000 (2005 - $62,000) of the line of credit available for use.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

6.

Loans To/From Related Parties

Loans payable to directors amounted to $12,605 (2005 - $19,361) and are without interest, security or fixed terms of repayment.

7.

Share Capital

a)

Issued common shares

	2006		2005		2004
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	51,300,133	$ 21,022,019	43,335,712	$ 20,040,158	39,404,981	$ 19,406,206

Issued during the year for:

Cash (net of cash share issue costs of $389,223 (2005 – $77,397; 2004– $139,334), agent’s warrants of $124,967 (2005 and 2004 - $Nil) and renouncement of future income tax recovery of $930,000 (2005 - $105,567 and 2004–$256,464))	14,077,225	2,207,479	7,114,421	845,161	3,377,231	424,202
Warrants exercised	2,786,578	453,287	500,000	80,000	533,500	204,750
Options exercised	766,500	190,935	320,000	48,000	20,000	5,000
Property	-	-	30,000	8,700	-	-

	68,930,436	23,873,720	51,300,133	21,022,019	43,335,712	20,040,158
Less: share subscriptions receivable	-	-	-	(15,000)	-	-
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	68,926,436	$ 23,872,120	51,296,133	$ 21,005,419	43,331,712	20,038,558

On May 31, 2006, by way of a private placement, the Company issued 6,657,500 flow-through units at a price of $0.27 per unit and 3,749,225 non-flow through units at a price of $0.24 per unit, for gross proceeds of $2,697,339, less cash share issuance costs of $233,782 and agent’s warrants of $102,423. Each flow-through unit consisted of one common share and one-half common share purchase warrant. Each whole flow-through share purchase warrant is exercisable to purchase a further non-flow through common share at a price of $0.35 for one-year period. Each non-flow through unit consisted of one common share and one whole warrant. Each whole non-flow through share purchase warrant is exercisable to purchase one common share at a price of $0.35 for one-year period.

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent’s warrants of $22,544.  Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant.  Each whole warrant entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

As at December 31, 2006, the Company had received $20,000 in subscriptions payable in relation to issuance of shares occurring after year end.

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4).  The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005.  The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement.  Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

b)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2006, 2005 and 2004:

	Number of Warrants	Weighted-Average Exercise price

Balance, December 31, 2003	4,794,500	$0.44
Issued (Series A warrants)	2,269,231	$0.27
Issued (Series B warrants)	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Exercised (Series A warrants)	(316,500)	$0.20

Balance, December 31, 2004	6,440,654	$0.39
Issued (Series A warrants)	3,430,300	$0.18
Exercised (Series A warrants)	(500,000)	$0.16
Expired (Series A warrants)	(5,713,731)	$0.41
Expired (Series B warrants)	(226,923)	$0.21
Balance, December 31, 2005	3,430,300	$0.18

Issued (Series A warrants)	14,889,507	$0.35
Exercised (Series A warrants)	(2,786,578)	$0.16
Expired (Series A warrants)	(643,722)	$0.24

Balance, December 31, 2006	14,889,507	$0.35

A summary of the warrants outstanding at December 31, 2006 is as follows:

Type	Number of Warrants	Exercise Price	Expiry Date

Series A	12,075,486	$0.35	May 31, 2007
Series A	1,835,250	$0.34	November 6, 2007
Series A	222,930	$0.26	November 9, 2007	*
Series A	728,471	$0.24	November 30, 2007	**
Series A	27,370	$0.26	December 11, 2007	***
	14,889,507	$0.34

*

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring November 30, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

**

These are agent’s warrants relating to the May 2006 private placement.

***

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring December 11, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price

Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25
Outstanding at December 31, 2004	2,160,000	$0.36

Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15
Outstanding at December 31, 2005	2,935,000	$0.25

Granted	1,880,000	$0.27
Cancelled/expired	(1,300,000)	$0.33
Exercised	(766,500)	$0.25

Outstanding at December 31, 2006	2,748,500	$0.23

On November 24, 2006, the Company granted 70,000 stock options, each entitling the holder to purchase one common share at $0.25 for a period of one year.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 for a period of three years.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 for a period of three years.

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 for a period of one year.

The weighted-average fair value of options granted during 2006 was approximately $0.13 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted-average assumptions, as described in Note 8.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

A summary of the common share options exercisable and outstanding at December 31, 2006 is as follows:

Number of Options	Exercise Price	Expiry Date
100,000	$0.15	June 29, 2007
706,500	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007
750,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
382,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008

2,748,500

8.

Stock-Based Compensation

a)

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

b)

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant.  All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

8.

Stock-Based Compensation - Continued

c)

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.  As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

d)

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.  As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2006	2005	2004
Risk-free rate	4.07%	3.11%	3.02%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	78%	77%	109%
Weighted average expected life of the options (months)	31	24	24

For the year ended December 31, 2006, the compensation cost for stock options granted  totaled $249,580 (2005 - $103,100 including repricing, 2004 – $7,900) which was included in administrative expenses and credited to contributed surplus.

9.

Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005
Net operating and capital losses	$ 2,783,000	$ 2,167,000
Property, plant and equipment	452,000	348,000
Mineral properties and deferred exploration costs	589,000	589,000
Investments	149,000	52,000
Asset retirement obligations	218,000	93,000
Undeducted financing costs	52,000	50,000
Valuation allowance	(4,243,000)	(3,299,000)
Future tax assets (liabilities)	$ -	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $240,000 (2005 - $224,000), representing the tax effect of losses which expired during the year.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

9.

Income Taxes – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2006	2005	2004
Benefit at Canadian statutory rate	$(3,051,000)	$ (639,000)	$ (689,000)
Permanent differences	213,000	9,000	700
Non-deductible stock option compensation	85,000	35,000	2,600
Effect of reduction in statutory rate	-	51,000	-
Non-deductible flow-through costs	887,000	324,000	399,000
Non-deductible accretion expense	-	5,300	5,300
Increase in valuation allowance	936,000	109,133	24,936
Future income tax recovery	$ (930,000)	$ (105,567)	$ (256,464)

The Company’s future tax assets include approximately $149,000 (2005 - $50,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.  The valuation allowance as at December 31, 2006 was increased by $133,000 (2006 - $Nil), representing the tax effect of the unamortized share issuance costs incurred in the period.

The Company has approximately $3,938,000 (2005 - $3,938,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $5,590,000 (2005 - $3,634,000) expiring in various amounts from 2007 to 2016 and allowable capital losses of approximately $2,717,000 (2005 - $2,717,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2006, the Company renounced $2,724,565 (2005 – $302,831) of expenditures and recorded a future income tax recovery of $930,000 (2005 – $105,567) in accordance with the accounting treatment of Canadian flow-through shares.  The Company has a commitment to spend $1,315,886 (2005 – $507,119) on Canadian exploration expenditures prior to December 31, 2007.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2006 amounted to $342,000 (2005 - $102,000; 2004 - $167,000).  As at December 31, 2006, $25,720 (2005 - $13,720) was included in accounts payable to a director for remuneration.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

10.

Related Party Transactions - Continued

b)

During 2006, the Company received $66,286 (2005 - $54,600; 2004 - $39,000) for rent and administrative services provided to companies with common directors.  These amounts were recorded as a reduction of administration expenses.

b)

During 2006, a company controlled by the Company’s President charged the Company $Nil (2005 - $Nil; 2004 – $6,000) for web hosting services and Knowledge Management software licenses.

c)

As at December 31, 2006, the Company had advanced $167,670 (2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party.  Total payments to this entity during the year were $289,893, including the above-mentioned advance.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

11.

Capital Lease Obligation

The Company acquired a piece of mine equipment  through a capital lease (Note 3). The terms of the lease are as follows:

Monthly lease payment	$ 2,296
Term of the lease	2 years
Imputed Interest rate	22%
Total capital lease payment	$ 55,104
Present value of lease	$ 47,000

Unpaid balance, December 31, 2006	$ 48,685
Less: current portion	(29,205)
Long-term portion of obligation	$ 19,480

12.

Convertible Debentures

In May 2006, the Company issued 813 convertible debentures for gross proceeds of $3,048,750, less financing fees of $213,413.  The debentures mature 18 months after the date of issue and bear interest at an annual rate of 11%.  Principal of these debentures are convertible into common shares at $0.305 per share.  The debentures issued are secured by a charge over all the assets of the Company.

.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

12.

Convertible Debentures – Continued

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker’s warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

The difference of $1,596,845 (“the discount”) is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

Year ended
December 31,2006
Fair value of convertible debentures on issue	$ 1,451,905
Accretion of debt discount for the year	485,551
Liability component	$ 1,937,456

Equity component of convertible debenture	$ 1,596,845
Financing costs allocated to equity component	(101,633)
Equity component	$ 1,495,212

Of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	December 31	December 31
	2006	2005
Deferred financing costs allocated to debt component	$ 121,929	$ -
Less: accumulated amortization	(55,376)	-
Deferred financing charges	$ 66,553	$ -

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

13.

Asset Retirement Obligations

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site.  The estimated costs have been reduced by the estimated salvage value recoveries.  The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations.  In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk-free rate) was used.  The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993.  The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548.  As at December 31, 2006, the asset retirement liabilities accrued are $638,002 (2005 - $609,324).

The asset retirement obligations accrual required management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.  The liability for accrued asset retirement obligations is comprised as follows:

Balance, January 1, 2004	$327,548
Accretion expense	14,740
Balance, December 31, 2004	342,288
Liabilities incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense	28,678
Balance, December 31, 2006	$638,002

14.

Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)

Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees when the exercise price of the awards was at least equal to the quoted market value of the Company’s common stock on the date of grant.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123(R) “Share Based Payment”.  Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) which requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

c)

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2006, the Company had renounced $2,724,565 (2005 - $302,831; 2004 - $720,000) in expenses and recorded, under Canadian GAAP, an income tax recovery of $930,000 (2005 - $105,567; 2004 - $254,464).

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference.  The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability upon renunciation will be included as income tax expenses.

Also under US GAAP, as the 2004 flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations.  The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:  risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

d)

The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004.  For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003.  At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes.  As a result, no asset retirement liability was accrued as at December 31, 2003.  During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and during 2005, the Company re-evaluated the accrual for asset retirement costs and increased their estimated costs by approximately $705,000.  This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2005 under US GAAP of $251,633, and an asset retirement obligation of $609,324, being the discounted present value of the approximated reclamation costs.  At the end of 2006, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by $Nil (2005 - $251,633 - the full amount of the additional asset retirement obligations) under both Canadian and US GAAP (2004 - $324,288 under US GAAP).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

b)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

c)

Under Canadian GAAP, the proceeds from the issuance of convertible debentures with detachable warrants are allocated to the warrants issued and conversion feature based on their fair values. The remaining proceeds are allocated to debt which is then being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

Under U.S GAAP, the proceeds from the issuance of convertible debentures, which are considered to be conventional convertible debt as defined in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue EITF No. 00-19”, with detachable warrants are allocated to the warrants issued and the debt instrument based on their relative fair values. The intrinsic value of beneficial conversion feature, which is calculated using the effective conversion rate, is deducted from the portion of the proceeds allocated to the debt instrument. The remaining proceeds are allocated to debt which is being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the difference between the carrying amount and redemption amount is charged to statement of operations as interest expense. As a result, the portion of proceeds allocated to detachable warrants and beneficial conversion feature under US GAAP, totaled $896,277 were recorded as debt discount which is being accreted over the term of the convertible notes.

The impact of the above on the financial statements is as follows:

	2006	2005	2004
Consolidated Statements of Operations and Deficit

Net loss per Canadian GAAP	$(5,288,803)	$(1,562,307)	$(1,692,229)
Adjustments related to:
Income tax recovery of flow through shares	(930,000)	(105,567)	(256,464)
Compensation expense on warrants and renouncement of tax benefit	-	-	(50,199)
Asset retirement obligation	-	-	(342,288)
Amortization of deferred financing fees	(31,565)	-	-
Accretion expense on convertible debt	173,509	-	-

Net loss per US GAAP	(6,076,859)	(1,667,874)	(2,341,180)
Unrealized gains (losses) on investments	439,673	94,080	30,960

Comprehensive loss per United States GAAP	$(5,637,186)	$(1,573,794)	$(2,310,220)
Loss per share per US GAAP - Basic and diluted	$(0.10)	$(0.03)	$(0.06)
Net loss per Canadian GAAP	$(5,288,803)	$(1,562,307)	$(1,692,229)

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	2006	2005
Balance Sheets

Assets, per Canadian GAAP	$4,616,682	$3,047,061
Adjustments related to:
Long-term investments and advances	500,700	61,027
Deferred financing fees	70,068	-
Assets per US GAAP	$5,187,450	$3,108,088

Liabilities per Canadian GAAP	$3,597,023	$1,468,780
Adjustments related to: Convertible notes	527,059	-
Liabilities per US GAAP	$4,124,082	$1,468,780

Shareholders’ equity per Canadian GAAP	$1,019,659	$1,578,281
Adjustment related to:	-	-
Accumulated comprehensive loss - unrealized loss on investments	500,700	61,027
Adjustment for convertible debt (f)	(456,991)	-

Shareholders’ equity per US GAAP	$1,063,368	$1,639,308
Assets, per Canadian GAAP	$4,616,682	$3,047,061
Adjustments related to:

There were no differences between the cash provided by and used in operating, financing and investing activities under Canadian and US GAAP.

g)

New accounting pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”.  Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities.  These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.  The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 159 will have on the consolidated financial statements.